UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Rosetta Stone Inc.

(Name of Subject Company (Issuer))

Empower Merger Sub Inc.

(Name of Filing Persons (Offeror))

a wholly-owned subsidiary of

Cambium Holding Corp.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

777780107

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With copies to:

Richard A. Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$791,735,806.71	$102,767.31

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 24,609,055 shares of common stock (including 478,356 shares of restricted common stock), par value $0.00005 per share (the “Company Shares”), of Rosetta Stone Inc., a Delaware corporation (“Rosetta Stone”), issued and outstanding, multiplied by the offer price of $30.00 per share; (ii) 299,571 Company Shares reserved for issuance upon the settlement of outstanding Rosetta Stone restricted stock unit awards multiplied by the offer price of $30.00 per share; (iii) 419,401 Company Shares reserved for issuance upon settlement of outstanding Rosetta Stone performance stock unit awards multiplied by the offer price of $30.00 per share; and (iv) 1,542,539 Company Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $30.00 per share, multiplied by the offer price of $30.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by Rosetta Stone to the Offeror and are as of September 11, 2020, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2020, issued October 1, 2019, is calculated by multiplying the Transaction Valuation by 0.0001298.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Empower Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership (the “Sponsor”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Company Shares at a purchase price of $30.00 per share (the “Offer Price”), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, the Offeror and Rosetta Stone, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Rosetta Stone Inc., a Delaware corporation. Rosetta Stone’s principal executive offices are located at 1621 N. Kent Street, Suite 1200, Arlington, VA 22209. Rosetta Stone’s telephone number is (703) 387-5800.

(b) This Schedule TO relates to the outstanding Company Shares. Rosetta Stone has advised the Offeror and Parent that, as of September 11, 2020 (the most recent practicable date), 24,609,055 Company Shares (including 478,356 shares of restricted common stock) were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Company Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c) This Schedule TO is filed by the Offeror and Parent. The information set forth in Section 9 (entitled “Certain Information Concerning the Offeror, Parent and the Sponsor”) of the Offer to Purchase and Schedule A to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	“The Tender Offer—Section 1—Terms of the Offer”

•	“The Tender Offer—Section 2—Acceptance for Payment and Payment for Company Shares”

•	“The Tender Offer—Section 3—Procedures for Tendering Company Shares”

•	“The Tender Offer—Section 4—Withdrawal Rights”

•	“The Tender Offer—Section 5—Certain U.S. Federal Income Tax Consequences”

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

•	“The Tender Offer—Section 12—Sources and Amount of Funds”

•	“The Tender Offer—Section 13—Conditions of the Offer”

•	“The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals”

•	“The Tender Offer—Section 16—Appraisal Rights”

•	“The Tender Offer—Section 18—Miscellaneous”

(a)(1)(ix)-(xi), (a)(2)(v)-(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	“The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsor”

•	“The Tender Offer—Section 10—Background of the Offer; Contacts with Rosetta Stone”

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

•	Schedule A

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	“The Tender Offer—Section 7—Certain Effects of the Offer”

•	“The Tender Offer—Section 10—Background of the Offer; Contacts with Rosetta Stone”

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

•	Schedule A

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

•	“The Tender Offer—Section 12—Source and Amount of Funds”

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsor”

•	Schedule A

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsor”

•	Schedule A

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	“The Tender Offer—Section 3—Procedures for Tendering Company Shares”

•	“The Tender Offer—Section 10—Background of the Offer; Contacts with Rosetta Stone”

•	“The Tender Offer—Section 17—Fees and Expenses”

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 9—Certain Information Concerning the Offeror, Parent and the Sponsor”

•	“The Tender Offer—Section 10—Background of the Offer; Contacts with Rosetta Stone”

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 11—Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents”

•	“The Tender Offer—Section 13—Conditions of the Offer”

•	“The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 13—Conditions of the Offer”

•	“The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 7—Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference

ITEM 12.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 15, 2020.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The New York Times on September 15, 2020.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated August 31, 2020 (incorporated by reference to Exhibit 99.1 to Rosetta Stone’s Current Report on Form 8-K, filed on August 31, 2020).

(b)(1)	Debt Commitment Letter, dated as of August 29, 2020, by and among Parent, the Cambium Intermediate Holdings LLC, Cambium Learning Group, Inc., Royal Bank of Canada and RBC Capital Markets1, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc.*

(d)(1)	Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, the Offeror and Rosetta Stone (incorporated by reference to Exhibit 2.1 to Rosetta Stone’s Current Report on Form 8-K, filed on August 31, 2020).

(d)(2)	Equity Commitment Letter, dated as of August 29, 2020, by and among Parent and Sponsor.*

(d)(3)	Limited Guarantee, dated as of August 29, 2020, by and among Rosetta Stone and Sponsor.*

(d)(4)	Confidentiality Agreement, dated as of February 5, 2020, by and between Rosetta Stone and Parent.*

(g)	Not applicable.

(h)	Not applicable.

* Filed	herewith

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPOWER MERGER SUB INC.

By:	/s/ BARBARA BENSON
	Name:	Barbara Benson
	Title:	Chief Financial Officer

CAMBIUM HOLDING CORP.

By:	/s/ BARBARA BENSON
	Name:	Barbara Benson
	Title:	Chief Financial Officer

Dated: September 15, 2020